United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 27, 2024

Date of Report (Date of earliest event reported)

Acri Capital Acquisition Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41415	87-4328187
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

13284 Pond Springs Rd, Ste 405 Austin, Texas	78729
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 512-666-1277

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and on-half of one Warrant	ACACU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	ACAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	ACACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

As previously announced in the Current Report on Form 8-K by Acri Capital Acquisition Corporation (the “Company” or “ACAC”) on February 20, 2024, on February 18, 2024, ACAC entered into a business combination agreement (as amended, the “Business Combination Agreement”) with Acri Capital Merger Sub I Inc., a Delaware corporation and subsidiary of the Company (“Purchaser,” or “PubCo” after the consummation of the Business Combination, as defined below), Acri Capital Merger Sub II Inc., a Delaware corporation and subsidiary of the Purchaser (“Merger Sub”), and Foxx Development Inc., a Texas corporation (“Foxx”), pursuant to which: (a) ACAC will merge with and into Purchaser, with Purchaser as the surviving entity (the “Reincorporation Merger”); (b) Foxx will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”, collectively with the Reincorporation Merger, the “Business Combination”).

On August 27, 2024, the Company held a special meeting of the stockholders (the “Special Meeting”) in connection with the Business Combination. The Business Combination is described in the definitive proxy statement/prospectus included in the Registration Statement on Form S-4 (File No. 333-280613) that was filed publicly by the Purchaser with the SEC in connection with the Business Combination and was declared effective by the SEC on July 26, 2024 (the “Registration Statement”).

On July 19, 2024, the record date for the Special Meeting, there were 3,971,634 shares of common stock of the Company entitled to be voted at the Special Meeting, approximately 81.79% of which were represented in person or by proxy at the special meeting.

The final results for the matter submitted to a vote of the Company’s stockholders at the special meeting are as follows:

1. The Business Combination Proposal

The stockholders approved the proposal to (i) adopt and approve the Business Combination Agreement and other Transaction Documents (as defined in the Business Combination Agreement), (ii) approve the Business Combination which includes (x) the Reincorporation Merger between ACAC and Purchaser with Purchaser surviving the Reincorporation Merger, (y) the Acquisition Merger between Foxx and Merger Sub, with Merger Sub surviving the Acquisition Merger and becoming a wholly-owned subsidiary of Purchaser, and (iii) other transactions contemplated therein.

 The voting results were as follows:

FOR	AGAINT	ABSTAIN
3,147,082	101,439	0

2. The Charter Amendment Proposal

The stockholders approved the proposal to adopt a proposed amended and restated certificate of incorporation (the “Amended PubCo Charter”) of PubCo (as the surviving company in the Acquisition Merger) upon completion of the Acquisition Merger.

 The voting results were as follows:

FOR	AGAINT	ABSTAIN
3,147,082	101,439	0

3. The Advisory Charter Amendment Proposal

The stockholders approved, on a non-binding basis, the following material differences between the Amended PubCo Charter and the Company’s current charter, which are being presented pursuant to guidance of the SEC as four separate sub-proposals.

The voting results were as follows:

(1)       Advisory Charter Amendment Proposal A – To change the name of PubCo to “Foxx Development Holdings Inc.” on and from the time of the Business Combination;

FOR	AGAINT	ABSTAIN
3,147,082	101,439	0

(2)       Advisory Charter Amendment Proposal B – To change the total number of authorized shares from 23,000,000 shares, consisting of (a) 22,500,000 shares of common stock, including (i) 20,000,000 shares of Class A common stock, and (ii) 2,500,000 shares of Class B common stock, and (b) 500,000 shares of preferred stock, to 50,000,000 shares of common stock, par value $0.0001 per share;

FOR	AGAINT	ABSTAIN
3,147,082	101,439	0

(3)       Advisory Charter Amendment Proposal C – To redesignate all shares of Class B common stock to shares of Class A common stock;

FOR	AGAINT	ABSTAIN
3,147,082	101,439	0

(4)       Advisory Charter Amendment Proposal D – To allow the officers of PubCo to receive reasonable indemnification and compensation for their services, which shall be set by the PubCo board of directors (the “PubCo Board”) or a designated committee of the PubCo Board;

FOR	AGAINT	ABSTAIN
3,147,082	101,439	0

Item 7.01 Regulation FD Disclosure.

On August 27, 2024, the Company issued a press release announcing the approval of the Business Combination by its stockholders. A copy of the press release is furnished as Exhibit 99.1 hereto. The information in this Item 7.01 and the press releases hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

In connection with the Special Meeting, 1,750,663 shares of Class A common stock of the Company were rendered for redemption.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Acri Capital Acquisition Corporation

Date: August 27, 2024	By:	/s/ “Joy” Yi Hua
	Name:	“Joy” Yi Hua
	Title:	Chief Executive Officer

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